                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*
                               (Final Amendment)


                     MERIDIAN POINT REALTY TRUST VIII CO.
                   -----------------------------------------
                               (Name of Issuer)

                                 COMMON SHARES
                               PREFERRED SHARES
                          --------------------------
                       (Title of Classes of Securities)

                                  589954-10-6
                                  589954-20-5
                              -------------------
                                (CUSIP Numbers)

                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 354-3555
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 1, 1998
                         ----------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_}. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        This Document contains 3 Pages.
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                                SCHEDULE 13D/A
                                AMENDMENT NO. 9
                               (FINAL AMENDMENT)



   EastGroup-Meridian, Inc., (the "Purchaser"), a Missouri corporation and a wholly-owned subsidiary of EastGroup Properties, Inc.("EastGroup"), a Maryland corporation, hereby amend their Statement on Schedule 13D with respect to the common shares, par value $0.001 per share ("Common Shares"), and preferred shares, par value $0.001 per share ("Preferred Shares"), of Meridian Point Realty Trust VIII Co. (the "Company"), a Missouri corporation. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the previously filed Schedule 13D and amendments thereto.


ITEM 4. PURPOSE OF TRANSACTION

   Item 4 is amended to add the following:

   On June 1, 1998, Purchaser and the Company completed the Merger. Immediately after the effectiveness of the Merger, the Preferred Shares and Common Shares were delisted from the American Stock Exchange and removed from registration under the Exchange Act. At the Effective Time of the Merger, (i) each Preferred Share issued and outstanding (other than Dissenting Shares representing Preferred Shares and Preferred Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which were canceled pursuant to the Merger Agreement) was converted into the right to receive in cash, without interest, $10.00 per share, and (ii) each Common Share issued and outstanding (other than Dissenting Shares representing Common Shares and Common Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which were canceled pursuant to the Merger Agreement) was converted into the right to receive in cash, without interest, $8.50 per share.


                               Page 2 of 3 Pages
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                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 1, 1998          EASTGROUP PROPERTIES, INC.



                              By:  /s/ N. Keith McKey
                                 ------------------------------------------
                                    Name:     N. Keith McKey
                                    Title:    Executive Vice President



                              EASTGROUP-MERIDIAN, INC.



                              By:  /s/ N. Keith McKey
                                 ------------------------------------------
                                    Name:  N. Keith McKey
                                    Title:    Vice President






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